Filed Pursuant to Rule 433

Registration No. 333-199999

Dear current or former 401(k) plan participant:

Like many companies, Unum Group offers the opportunity for participants in its 401(k) plan to allocate a portion of their account to the purchase of the company’s common stock through a Unum Stock Fund. To offer this option within the plan, the company periodically registers with the Securities and Exchange Commission (SEC) a certain number of shares of its common stock for sale to plan participants.

We are writing to you today because you acquired “units” of the Unum Stock Fund through the 401(k) plan during the period from April 29, 2014 and April 28, 2015. We recently discovered that the Unum shares made available through the plan during this time were not registered with the SEC. Thus, we are offering to buy back the Unum Stock Fund units you acquired at your original purchase price plus interest, or reimburse you for losses you may have incurred if you have sold these units.

This offer is called a Rescission Offer and it is entirely your choice whether to accept it. The enclosed materials — which we refer to collectively as the prospectus supplement — set forth the terms of the Rescission Offer and will help you assess whether or not your acceptance would be economically beneficial to you.

You can accept the offer, in which case the following will happen:

•	If you sold any of these units at a loss, the company will reimburse you for the difference between the purchase price for the units and the proceeds from the sale of the units, plus interest.

•	If you still hold any of these units in your account, the company will repurchase them for the total amount you paid for them, plus interest, but only if it is economically beneficial to you.

Or you can do nothing, which constitutes your rejection of the offer. If you reject the Rescission Offer, the Unum Stock Fund units you purchased during this period will remain in your account as an ongoing investment subject to market gains and losses. You also give up the right to request reimbursement for any losses you incurred from the sale of any units you purchased during the period.

This Rescission Offer expires at 5 p.m. Eastern Time on August 5, 2015. If you choose to accept the offer, complete the Rescission Offer Acceptance Form found in the enclosed prospectus supplement booklet, and return it in the included pre-addressed, stamped envelope so that we receive it before the Rescission Offer expires.

We encourage you to carefully read the entire prospectus supplement contained in this package for full details on this Rescission Offer. If you have any questions after reviewing this material, call the Unum Group Fidelity Services Line at 877-220-4015 anytime Monday through Friday between 8:30 a.m. and 8 p.m. Eastern Time.

Regards,

Carl Gagnon

Director, Retirement Programs

Unum Group

Unum Group has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you make a decision with respect to the Rescission Offer, you should read the prospectus in that registration statement as well as the prospectus supplement and other documents Unum Group has filed with the SEC for more complete information about Unum Group and the Rescission Offer. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Unum Group will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-800-718-8824.